

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 10, 2022

George Syllantavos
Co-Chief Executive Officer
Growth Capital Acquisition Corp.
300 Park Avenue, 16th Floor
New York, New York, 10022

> **Re: Growth Capital Acquisition Corp.**
> **Amendment No. 2 Registration Statement on Form S-4**
> **Filed December 17, 2021**
> **File No. 333-259391**

Dear Mr. Syllantavos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

General

1. We note that you revised some of your disclosures to reflect that you will need approval of holders of a majority of the outstanding shares of GCAC Class A common stock to be voted in favor of the Amended and Restated Charter Proposal in order to have the Business Combination approved. Please ensure that your disclosures regarding votes required for approval of your proposals in consistent throughout. For example, we note that on page 126 you state that the approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding GCAC common stock. Please clearly describe the approval required for each proposal.

Revenue, page 230

2.   We note your disclosure that the "prototype development agreement" accounted for $1.2 million of $3.2 million total revenue for the nine months ended September 30, 2021. Please disclose the material terms of this agreement and file the agreement as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Executive and Director Compensation of Cepton , page 274

3.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021.

      You may contact SiSi Cheng at (202)-551-5004 or John Cash at (202)-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Asia Timmons-Pierce at (202)-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing